KW
3/20/14


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED
MAR 0 4 2014
WASH DC
193

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
| --- | --- |
| OMB Number: | 3235-0123 |
| Expires: March 30, 2016 | |
| Estimated average burden | |
| hours per response . . . . 12.00 | |

| SEC FILE NUMBER |
| --- |
| 8 - 43369 |

## FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/2013__ AND ENDING __12/31/2013__
                                                     MM/DD/YY                                  MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**Peter J. Solomon Securities Company, LLC**

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**1345 Avenue of the America, 31st Floor**
(No. and Street)

| **New York** | **New York** | **10105** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Howard Spindel**                                               **212-897-1688**
                                                                           (Area Code -- Telephone No )

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**CohnReznick LLP**
(Name -- if individual, state last, first, middle name )

| **1212 Avenue of the Americas** | **New York** | **NY** | **10036-1600** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)     **Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.**

OD
3/24/14

# OATH OR AFFIRMATION

I, **Howard Spindel** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Peter J. Solomon Securities Company, LLC** , as of **December 31** , 20 **13** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

**General Securities Principal**
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Operations.
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Member's Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# PETER J. SOLOMON SECURITIES COMPANY, LLC
## (A Limited Liability Company)

## Index

Facing Page


## Independent Auditor's Report

To the Member
Peter J. Solomon Securities Company, LLC

We have audited the accompanying financial statements of Peter J. Solomon Securities Company, LLC (A Wholly-Owned Subsidiary of Peter J. Solomon Company, L.P. and a Limited Liability Company) (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

*Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

*Auditor's Responsibility*

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

*Opinion*

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peter J. Solomon Securities Company, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

*Other Matter*

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

*CohnReznick LLP*

New York, New York
February 28, 2014

# PETER J. SOLOMON SECURITIES COMPANY, LLC

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2013

### ASSETS

| | |
|---|---|
| Cash | $ 254,101 |

### LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Liabilities - accrued expenses | $ 27,750 |
| Member's equity | 226,351 |
| Total | $ 254,101 |

See Notes to Financial Statements.

# PETER J. SOLOMON SECURITIES COMPANY, LLC

## STATEMENT OF INCOME
## YEAR ENDED DECEMBER 31, 2013

| | |
|---|---:|
| Revenues: | |
| Fees | $ 11,100,000 |
| Total | 11,100,000 |
| | |
| Expenses: | |
| Professional fees | 25,997 |
| Administrative fees | 33,000 |
| Filing and registration fees | 61,826 |
| Total | 120,823 |
| | |
| Net income | $ 10,979,177 |

See Notes to Financial Statements.

# PETER J. SOLOMON SECURITIES COMPANY, LLC

## STATEMENT OF CHANGES IN MEMBER'S EQUITY
## YEAR ENDED DECEMBER 31, 2013

| | |
|---|---:|
| Balance, January 1, 2013 | $ 247,174 |
| Net income | 10,979,177 |
| Distributions | (11,000,000) |
| Balance December 31, 2013 | $ 226,351 |

See Notes to Financial Statements.

# PETER J. SOLOMON SECURITIES COMPANY, LLC

## STATEMENT OF CASH FLOWS
## YEAR ENDED DECEMBER 31, 2013

| | |
|---|---:|
| Operating activities: | |
| Net income | $ 10,979,177 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Increase in accrued expenses | 24,180 |
| Net cash provided by operating activities | 11,003,357 |
| | |
| Financing activities - distributions to member | (11,000,000) |
| | |
| Increase in cash | 3,357 |
| | |
| Cash, beginning of year | 250,744 |
| | |
| Cash, end of year | $ 254,101 |

See Notes to Financial Statements.

## Note 1 - Organization and business:

Peter J. Solomon Securities Company, LLC (the "Company") is a wholly-owned subsidiary of Peter J. Solomon Company, L.P. (the "Parent"). The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The operating agreement provides for the limited liability company to exist in perpetuity. There is only one class of member. The member's limit on liability is based on the relevant state law. The Company renders corporate financial advisory services to selected clients. Such advisory services involve mergers, acquisitions and financial restructurings.

The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and does not hold funds or securities for, or owe money or securities to, customers.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Parent, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

## Note 2 - Significant accounting policies:

### Income taxes:

As a wholly-owned limited liability company, the Company is not subject to Federal, state or local taxes. All items of income, expense, gains and losses are reportable by the member for tax purposes.

As a wholly-owned limited liability company, the Company is considered to be a disregarded entity and is thus not subject to Federal, state and local taxes and does not file income tax returns in any jurisdiction.

The Company has no unrecognized tax benefits at December 31, 2013.

### Concentration of credit risk:

The Company maintains its cash accounts in a commercial bank. The Company reduces its exposure to credit risk by maintaining such deposits with major financial institutions and monitoring their credit ratings. The Company does not consider itself to be at risk with respect to its cash balances.

## Note 2 - Significant accounting policies (concluded):

### Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### Revenue recognition:

Revenues are recognized when earned and arise from financial advisory services provided by the Company to its clients. The mergers and acquisitions and financial restructuring advisory fees are recognized at the closing of the respective transactions.

### Subsequent events:

The Company has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were available to be issued.

## Note 3 - Related party transactions:

No significant amounts were charged to the Company for services performed by the Parent in connection with the fees earned by the Company. For the year ended December 31, 2013, all significant payments to the Parent are reflected as distributions.

Administrative fees for the year ended December 31, 2013 are $33,000 charged by the Parent. These fees were determined based on estimated usage of facilities and administrative personnel, and are updated periodically.

## Note 4 - Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $226,351 which was $126,351 in excess of its required net capital of $100,000.

## Note 5 - Major customers:

For the year ended December 31, 2013, one customer accounted for 100% of the Company's fees.

## Note 6 – U.S. Securities and Exchange Commission:

In July 2013, the U.S. Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer reporting rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements.

# PETER J. SOLOMON SECURITIES COMPANY, LLC

## SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
### OF THE SECURITIES AND EXCHANGE COMMISSION
### DECEMBER 31, 2013

| | |
|---|---:|
| Total member's equity | $ 226,351 |
| Net capital | $ 226,351 |
| Computation of basic net capital requirements: | |
| Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $100,000) | $ 100,000 |
| Excess net capital | $ 126,351 |
| Aggregate indebtedness - total liabilities | $ 27,750 |
| Ratio of aggregate indebtedness to net capital | .123 to 1 |

There were no material differences existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing. Accordingly, no reconciliation is deemed necessary.

See Independent Auditor's Report.

**PETER J. SOLOMON SECURITIES COMPANY, LLC**

**SCHEDULE II - COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013**

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2013 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i).

See Independent Auditor's Report.

**PETER J. SOLOMON SECURITIES COMPANY, LLC**

**SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND
EXCHANGE COMMISSION
DECEMBER 31, 2013**

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2013 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i).

See Independent Auditor's Report.



## Independent Auditor's Report on Internal Control

To the Member
Peter J. Solomon Securities Company, LLC

In planning and performing our audit of the financial statements of Peter J. Solomon Securities Company, LLC (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*CohnReznick LLP*

New York, New York
February 28, 2014



### Independent Accountant's Report on Applying Agreed-Upon Procedures
### Related to an Entity's SIPC Assessment Reconciliation

To the Member
Peter J. Solomon Securities Company, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Peter J. Solomon Securities Company, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Peter J. Solomon Securities Company, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Peter J. Solomon Securities Company, LLC's management is responsible for Peter J. Solomon Securities Company, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries from the detailed general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Read item 2b (Additions) and item 2c (Deductions) on page 2 of Form SIPC-7 and observed there were no adjustments;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences; and

5. Observed that there were no overpayments applied to the current assessment with the Form SIPC-7 on which it was originally computed.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*CohnReznick LLP*

New York, New York
February 28, 2014

| SIPC-7 | SECURITIES INVESTOR PROTECTION CORPORATION | SIPC-7 |
|---|---|---|
| (33-REV 7/10) | P.O. Box 92185 Washington D.C. 20090-2185 | (33-REV 7/10) |
| | 202-371-8300 | |

## General Assessment Reconciliation

For the fiscal year ended    December 31, 2013
(Read carefully the instructions in your Working Copy before completing this Form)

### TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

| | |
|---|---|
| 8-43369     FINRA     Dec-13<br><br>Peter J. Solomon Securities Co. LLC<br><br>1345 Avenue of the Americas, 31st Floor<br><br>New York     NY     10105 | Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.<br><br>Name and telephone number of person to contact respecting this form.<br><br>Howard Spindel     (212) 897-1688 |

2.  A.   General assessment (item 2e from page 2)     $    27,750

    B.   Less payment made with SIPC-6 filed (exclude interest)     (    -   )

        Date Paid

    C.   Less prior overpayment applied     (     )

    D.   Assessment balance due or (overpayment)     27,750

    E.   Interest computed on late payment (see instructions E) for     days at 20% per annum     -

    F.   Total assessment balance and interest due (or overpayment carried forward)     $    27,750

    G.   PAID WITH THIS FORM:
        Check enclosed, payable to SIPC
        Total (must be same as F above)     $    27,750

    H.   Overpayment carried forward     $(    -   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represented thereby that all information contained herein is true, correct and complete.

Peter J. Solomon Securities Co. LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 5th day of February , 20 14 .

Financial and Operations Principal
(Title)

**This form is the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less that 6 years, the latest 2 years in an easily accessible place.**

I

# DETERMINATION OF "SIPC NET OPERATING REVENUES"
# AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning     January 1, 2013
and ending   December 31, 2013

**Eliminate cents**

**Item No.**

2a.  Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 11,100,000

2b.  Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — -

(2) Net loss from principal transactions in securities in trading accounts. — -

(3) Net loss from principal transactions in commodities in trading accounts. — -

(4) Interest and dividend expense deducted in determining item 2a. — -

(5) Net loss from management of or participation in the underwriting or distribution of securities. — -

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts. — -

  Total additions — -

2c.  Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. — -

(2) Revenues from commodity transactions. — -

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — -

(4) Reimbursements for postage in connection with proxy solicitation. — -

(5) Net gain from securities in investment accounts. — -

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — -

(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — -

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): — -

(9) (i) Total interest and dividend expense (FOCUS Line 22/Part IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.  $ -

   (ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).  $ -

   Enter the greater of line (i) or (ii) — -

   Total deductions — -

2d.  SIPC Net Operating Revenue — $ 11,100,000

2e.  General Assessment @ .0025 — $ 27,750

(to page 1, line 2.A.)

2